FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2009
30 July 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.  1       Press release of British Sky Broadcasting Group plc announcing Results for the twelve months ended 30 June 2009 released on 30 July 2009

BRITISH SKY BROADCASTING GROUP PLC

Results for the twelve months ended 30 June 2009

STRONG FINISH TO YEAR OF GROWTH

Successful strategy driving demand for Sky products

•	Net customer growth of 124,000 in the fourth quarter to 9.442 million; annual net additions of 462,000, the highest in five years

•	Demand for Sky+HD very strong; creating attractive organic revenue and high return opportunity for our business

•	534,000 Sky+HD net additions since January 2009 to reach 1.313 million, generating annualised incremental revenue in excess of £100 million

•	Continued strong growth in Sky+ to 5.5 million households or 58% of the base

•	Customers continue to respond to the value and quality of Sky bundles - 16% of customers now take all three of TV, broadband and telephony, up from 11% at 30 June 2008

•	Increased breadth and depth of content, with key rights secured and greater investment in original UK programming

•	Around 1,000 new jobs created since January 2009 to support growth in Sky+HD

Strong financial performance

•	Adjusted revenue up 7% to £5,323 million; reported revenue of £5,359 million

•	ARPU reaches a new high of £464, driven by the success of Sky+HD and continued growth in broadband and telephony customers

•	Adjusted operating profit up by 4% to £780 million, £813 million reported, with good progress on costs offsetting £130 million of HD related investment expensed in H2 2008/09

•	Free cashflow up 25% to £474 million; strong performance on working capital

•	Adjusted basic EPS growth of 3% to 25.9p; basic EPS of 14.9p

•	Full year dividend increased by 5% to 17.6 pence per share, our fifth successive year of increase, reflecting the strength of our results

Note: See page 2 for results highlights and reconciliation of non-GAAP measures and page 16 for definition of terms

Results highlights

Customer Metrics (unaudited)

	Quarter Ended		Closing Base
'000s	30-Jun-09	30-Jun-08	30-Jun-09
Net Customer Additions	124	92	9,442
Additional products
Sky+	435	321	5,491
Multiroom	66	33	1,835
Sky+HD	291	33	1,313
Broadband	118	200	2,203
Telephony	155	146	1,850
Line-rental	244	84	917
Other KPIs
Gross additions (000)	356	310
Churn (quarterly annualised)	9.9%	9.8%
ARPU	£464	£427

Adjusted Financial Summary (unaudited)

£’millions	12 months to Jun-09	12 months to Jun-08	% movement
Adjusted revenue(1)	5,323	4,952	7%
Adjusted operating profit(1)	780	752	4%
% Adjusted operating profit margin(1)	14.7%	15.2%
Adjusted EBITDA(1)	1,071	998	7%
Adjusted basic earnings per share(1) (pence)	25.9	25.1	3%
Free cash flow	474	378	25%
Net debt(2)	1,736	1,843

Reported Results

£’millions	12 months to Jun-09	12 months to Jun-08	% movement
Revenue	5,359	4,952	8%
Operating profit	813	724	12%
Cash generated from operations	1,205	997	21%
Basic earnings/(loss) per share (pence)	14.9	(7.3)

1  All figures exclude related exceptional items. Adjusted revenue excludes £36 million of amounts invoiced in prior years (2008: nil). Adjusted operating profit and adjusted EBITDA in 2009 exclude net exceptional items of £33 million: £36 million of revenue invoiced in prior years (as above) net of £3 million of EDS legal costs. Adjusted operating profit and adjusted EBITDA in 2008 exclude total costs of £28 million: £21 million of EDS legal costs and £7 million of costs relating to a restructuring exercise. Adjusted earnings per share also excludes an impairment of £191 million relating to the Group's investment in ITV (2008: £616 million), a charge of £6 million relating to a deferred tax write-off following a change in law in the period in respect of industrial building allowances (2008: nil), a charge of £24 million relating to remeasurement of all derivative financial instruments (not qualifying for hedge accounting) (2008: £3 million gain) and related tax effects. Adjusted earnings per share for the twelve months to 30 June 2008 also excludes a £67 million gain relating to an exchange transaction for National Geographic and £7 million charge related to restructuring costs.

2  Net debt is defined as borrowings (£2,744 million), net of cash and cash-equivalents (£811 million), short-term deposits (£90 million) and borrowings related financial instruments (£107 million).

 Jeremy Darroch, Chief Executive, said:

"2009 has been an excellent year of growth. In a tough economic environment, customers are turning to Sky for quality and value in home entertainment and communications. New customers are joining us at the fastest rate for five years and existing customers are taking more products from Sky than ever before.

"This is the year where high definition TV moved centre-stage. We have seen a very strong response from customers to the new lower price of the Sky+HD box, with the total number of HD customers more than doubling to 1.3 million during the year. The rapid growth of HD has helped take Sky+ to new heights, with more than half of our customers now choosing to control their viewing with Sky+.

"We remain the UK's fastest growing provider of broadband and home phone services. Almost one in six customers are choosing to take Sky for TV, broadband and talk and there is plenty of opportunity for further growth ahead. At the same time we have taken action to deliver improved returns on our investment.

"Our approach to business is based on making careful choices and spending wisely. We focus hard on operational efficiency and cost reduction, while investing where customers see the greatest value, such as high-quality content and product innovation.

"This approach has helped to deliver a strong financial performance for the year. Revenue increased by 7%, despite cyclical headwinds in advertising, and operating profit was up by 4% after absorbing the upfront cost of strong demand. Excluding our investment in HD of £130 million, operating profit increased by 21%. Increasing the dividend to 17.6 pence per share, almost double the level four years ago, reflects the strength of our business performance.

"As customers become more careful about the companies they do business with, we believe that reputation will become increasingly important. Our Bigger Picture programme focuses on making a positive contribution to UK life in three areas: the environment, sport and arts. To give just one example, as part of our partnership with British Cycling, we aim to get one million more people cycling for fun and fitness by 2013 through our Skyride programme of mass-participation rides across the UK.

"We see a substantial opportunity ahead for our business. Our focus on the customer and our growing capability as an organisation positions us well to build a more profitable and durable business for the long-term."

PRIORITIES FOR 2010 AND BEYOND

We have made good progress over the last year. In the year ahead we will stay focused on the same strategy that has delivered strong results in our 2009 financial year. We will continue to make careful choices about where to invest, with the aim of building a larger, more profitable and more sustainable business for the long-term.

As the leading provider of home entertainment and communications services, we are well placed to benefit from continued momentum in take-up of pay TV in the UK and Ireland. We offer customers outstanding value through a combination of high quality products and great value and expect continued growth towards our target of 10 million customers by December 2010.

High definition is setting the new standard for TV quality. Around 9 million homes have HD-ready sets today, and this is expected to increase to almost 14 million by the end of the decade. Accelerating take-up of Sky+HD is an attractive opportunity for our business, driving revenue growth and high returns. Building on the success of last year, we will further build on our leadership position in 2010 through continued growth in Sky+HD customers and the launch of more high quality HD channels.

We will also continue to grow our broadband and telephony business and at the same time improve our returns for these products. We are well positioned to drive increased take-up as customers respond to the value we offer, with still 7.9 million of our customers yet to choose Sky Broadband and Talk. This, in combination with recent price changes and lower costs from our move to full unbundling from this summer, is expected to deliver lower losses for the current financial year and a move into profit thereafter.

We maintain a clear focus on operational efficiency and cost reduction across the business. Lower costs in our supply chain, better call-centre management and lower overheads allow us to reinvest in areas where our customers see most value - innovative products like Sky+HD, high-quality content and front line customer service.

The positive contribution that Sky makes to UK life through our Bigger Picture programme is central to our strategy of building a sustainable business with strong foundations for future growth.  We will continue to focus on our work in the environment, sport and arts, with major new initiatives in each planned for next year.

Finally, whilst Ofcom's pay-TV market investigation remains on-going, no evidence or argument offered so far alters our belief that there is no proper justification for intervention to require Sky to wholesale its premium channels and to regulate the wholesale price of those channels. We will continue to make the case that risk-taking and investment by companies in any sector of the economy should receive a fair reward, and that the commercial value of our channels should not be used as an instrument of policy in order to subsidise businesses which are less efficient or have shown a lower risk appetite for investment in content.

OPERATIONAL REVIEW

In the quarter to 30 June 2009 ("the quarter"), we saw strong customer growth as consumers responded to the quality and value of Sky's services.

Net customer additions for the quarter were 124,000, 35% higher than the prior year, taking our total base to 9.442 million. Within this, gross customer additions were 15% higher year on year at 356,000 and annualised churn for the fourth quarter was 9.9%, broadly level on the prior year; a strong performance in a challenging environment.

At the same time, we have also deepened our relationship in the home, with our customers taking more products than ever before. We achieved record gross product sales in the year, reflecting an increased appetite for bundled services. This resulted in a year on year increase in ARPU of £37 to £464.

Sky+ and High Definition Opportunity

Customers have responded in record numbers to our high quality and great value HD service. In the fourth quarter we added 291,000 Sky+HD customers to reach over 1.3 million. Penetration of Sky+HD now stands at 14%, versus 6% in the prior year, and we have more than doubled the number of HD customers, adding 815,000 in the last twelve months alone. Behind this performance is our innovative Sky+ technology, the enhanced picture and sound quality of HD and our outstanding range of content from great brands, with 33 channels broadcasting over 13,000 hours of HD content every month.

The success of Sky+HD has been a key driver of Sky+ in the quarter, with 435,000 net Sky+ additions, to reach 5.5 million customers. Importantly, Sky+ is not only contributing to improved loyalty among existing customers, it is also helping to attract new customers to Sky. Around 90% of new customers during the second half of our financial year joined us with either Sky+ or Sky+HD, compared to 56% in the comparable period.

Broadband and Telephony Opportunity

We are making good progress against our priority to drive increased penetration of broadband and telephony to customers and to improve returns. Throughout the year, we have maintained our position as the fastest growing broadband and telephony provider in the UK (taking around an estimated 50% share of UK broadband net additions each quarter), whilst maintaining a very high quality of service reflected in consistently ranking first in industry awards.

We added a total of 550,000 customers taking all three of TV, broadband and telephony to reach 1.5 million customers or 16% of the base, up from 11% last year. While this represents good progress, there is still considerable headroom for growth. In our fourth quarter we added 118,000 broadband customers, increasing penetration of our base to 23%; 155,000 Sky Talk customers to reach 1.9 million; and 244,000 line-rental customers to reach over 900,000 customers.

At the same time, we have taken steps to improve the returns on our investment in broadband through the launch of bundled pricing on 1st  March 2009. As a result, the total operating loss fell by £33 million year on year to £129 million and our fourth quarter loss of £22 million was the lowest since launch. We expect this, in combination with continued customer growth and our move to full unbundling this summer, to deliver lower broadband and telephony losses in the 2009/10 financial year and a move into profit thereafter.

Progress On-Screen

We continue to respond to our customers' willingness to pay for valued content by further strengthening our on-screen offering. The range and quality of the content available on Sky has made a significant contribution to our strong operational performance. Our sports and movie offering has been further reinforced; we have invested in more distinctive programmes in arts and entertainment and we have expanded our HD channel portfolio to reach 33 channels.

The 2009 Grand Slam Summer of Sport offering is the strongest in Sky Sports history with The Ashes, the British & Irish Lions tour of South Africa, as well as US Open Tennis, US Open and US PGA Championship golf, all live and in HD. In addition, we recorded our highest ever cricket audience for the World Twenty20 between England and India, with a peak of 1.8 million, and in Test cricket during the first match of the Ashes. This, together with a strong performance in British Lions' rugby and US golf, led to a new record on skysports.com with over 13 million unique users during the month of June. We have further strengthened our sports offering with 30 Scottish Premier League games from August 2009 and another pack of Premier League rights from August 2010. All of this will be broadcast live and in high definition.

We continue to build on our entertainment offering and are seeing a good response from customers. "Ross Kemp In Search of Pirates" recorded a cumulative audience of 1.9 million for the opening episode; Sky1's original drama series, Martina Cole's "The Take" and our most recent American drama acquisition "House" both attracted cumulative audiences well in excess of a million (including time-shifting).

Our portfolio of Sky Arts channels, which now incorporates both Sky Arts 1 HD and Sky Arts 2 HD, continue to reach an average of one million viewers a month and attract strong praise from all sections of the media. Sky Arts' highest rated programme in the period was 'Classic Albums - Elvis Presley', with over 50% of viewing via Sky Anytime.

The Bigger Picture

We continually seek to increase our contribution to UK life through our Bigger Picture programme, including important developments in our commitments to help create a healthy environment, encourage participation in sport and to make the arts more accessible.

We inspired environmental action by supporting Earth Day in April, with a day of dedicated environmental programming, and World Environment Day in June, with the global premiere, on Sky Movies, of 'Home' a documentary by environmentalist Yann Arthus-Bertrand.

In June, as part of our partnership with British Cycling, we announced a new goal to get one million more people regularly cycling for fun and fitness by 2013 through our Skyride programme (www.sky.com/skyride). The 2009 programme will include mass participation rides in Manchester, Glasgow, Leicester and London city centres and over 400 local community led rides in the regions surrounding the four cities, which will encourage sustained cycling participation for all levels and abilities.

We continued to support public access to the arts in our third year as the exclusive broadcast partner of the Hay Festival in May, which was attended by over 100,000 people. We broadcast over 31 hours of programming from the festival, adding Hay sessions, from Nicholas Stern to Stephen Fry, to our programming along with 'Hay on Sky' and 'What the Dickens?'

FINANCIAL SUMMARY

Our financial performance for the year was strong, with double digit organic revenue growth in retail subscription and a good performance on costs helping to offset cyclical headwinds and the upfront cost of strong demand for our products. Adjusted revenue increased by 7%, adjusted operating profit increased by 4% and adjusted basic earnings per share (adjusted EPS) was up by 3%.

Reported revenue of £5,359 million includes £396 million related to Sky Broadband and Sky Talk and £202 million related to Easynet. Reported operating profit of £813 million includes losses attributable to Sky Broadband and Talk of £129 million and a £26 million loss from Easynet. For a full reconciliation to adjusted revenue and adjusted operating profit, please refer to the "Exceptional Items" paragraph on page 12.

These results reflect the strong underlying profitability of the business, as well as significant future growth potential. Excluding the short term impact of our investments in broadband, telephony and HD, the underlying operating profit this year was over £1 billion. We are focused on driving these investments to profitability in the medium term and actions taken on costs will ensure we grow as efficiently as possible. We will continue to invest through the downturn to position ourselves for sustainable long term returns.

Sky+HD acquisition and upgrade costs per customer have been in line with our expectations and the payback profile of accelerated HD growth remains highly attractive. The majority of costs are geared to demand; Sky+HD customer acquisition costs have been incurred in proportion to take-up and will be recovered on average within 18 months. Customer response to lower pricing was strong, leading to 534,000 HD additions in the second half of the financial year. This resulted in investment of around £130 million which was fully expensed in the year. This includes £15 million of fixed cost (as previously announced) relating to the creation of around 1,000 new jobs to support accelerated demand and is net of related HD product subscription revenue. These incremental customers are already generating annualised revenue well in excess of £100 million, and as such growth in HD customers remains highly attractive for our business. Further, the growth of Sky+HD will create a larger installed base of our most advanced boxes, providing us with a platform for further innovation and the launch of new services for customers over time.

Revenue

Adjusted Group revenue increased to £5,323 million (2008: £4,952 million), up 7% year on year, reflecting growth in customers and increased product penetration.

Retail subscription revenue, excluding exceptional items, increased by 10% to £4,148 million (2008: £3,769 million), reflecting strong take up of paid-for products, in particular Sky+HD, broadband and talk. Reported retail subscription revenue of £4,184 million (and reported operating profit of £813 million) includes £36 million of additional revenue relating to amounts invoiced in prior years (please refer to the "Exceptional Items" paragraph on page 12).

Wholesale subscription revenue increased by £25 million to £206 million (2008: £181 million) reflecting the return of our basic channels to Virgin Media's platform in November 2008. Advertising revenue was impacted by weakness in the broader market and fell by 6% to £308 million (2008: £328 million). This represents a good outperformance of the overall TV sector, which we estimate fell by 13% over the same period.

Installation, hardware and service revenue fell by £41 million to £235 million (2008: £276 million). Higher volumes of premium box sales (Sky+ and Sky+HD) partially compensated for lower hardware prices, including our decision to reduce the price of Sky+HD box from January.

Sky Bet revenue was up 9% at £48 million (2008: £44 million) with a higher number of online customers offsetting the decline in TV betting. In particular, Sky Vegas internet users have more than doubled in the last year as a result of the launch of many new and improved games and successful Sky Bet promotions.

Other revenue of £378 million (2008: £354 million) increased by 7%. The majority of this increase was attributable to Easynet with good success in new business and contract wins. EDF became the first global customer for the new Managed Virtual Meeting product and major contracts were secured with Bridgestone and Limagrain.

Direct Costs

Direct programming costs increased by 2% to £1,750 million (2008: £1,713 million). Sports costs increased by £15m to £944m, reflecting a strong line-up including the Ryder Cup and the ICC World Twenty20 cricket tournament and other new agreements spanning boxing, rugby, tennis and motor sport, partially offset by lower football costs.

Movie costs were slightly lower year on year at £278 million (2008: £281 million) with the high quality and range of movies, offset by an overall reduction in the volume of titles and savings achieved through recent movie studio contract negotiations.

Movie costs also included a £5 million charge as a result of a stronger US dollar with an average hedge rate in 2009 of $1.82 (2008: $1.87). News and entertainment costs were flat at £205 million (2008: £205 million). Third party channel costs increased by £25 million to £323 million (2008: £298 million) partly due to our new carriage deal with Virgin Media together with an expanded HD offering.

Direct network costs (classified in Transmission costs for statutory purposes) increased by 57% to £373 million (2008: £238 million) reflecting the 49% increase in telephony customers, 35% increase in broadband customers, a six fold increase in line-rental customers and the launch of our 'New Line Provide' (NLP) service. NLP was launched in January and means for the first time we are able to offer new customers an end-to-end connection service for fixed line communications.

Other operating costs and operating profit

We continue to make good progress on cost efficiency, which has helped to offset cyclical headwinds and the higher upfront cost of meeting strong demand. Adjusted operating profit of £780 million increased by 4% and adjusted operating margin was 14.7% (reported: 15.2%).

Marketing costs increased by 22% to £907 million reflecting the strong demand for Sky+HD throughout the period and our decision to accelerate the take-up of the product through a lower retail box price. Subscriber acquisition cost was £308 reflecting the improvement in premium box mix, with around 90% of new customers in the second half of the financial year joining Sky with either a Sky+ or Sky+HD box, compared to 56% in the comparable period. Above the line marketing spend was slightly lower, with rate savings largely reinvested.

Subscriber management and supply chain costs decreased by £38 million to £662 million, despite an additional £18 million in costs as a result of the imposition of set-top box customs duty and also the general impact of a strong US dollar. We have been able to offset these headwinds and the accelerated demand for Sky+HD through rate savings in our supply chain by bringing more of our box manufacturing in-house, efficiencies in installation and reductions in our ongoing costs to serve. Subscriber management costs included a bad-debt provision of £5 million in relation to monies owed by Setanta, which entered administration on 23 June 2009.

Transmission, technology and fixed network costs (excluding direct network costs - as detailed above) increased by 16% to £353 million (2008: £304 million). The increase was driven by a combination of growth in Easynet network costs and higher transponder and related costs, as a result of adding 15 additional high definition channels to our platform this year.

Administration costs (excluding exceptional costs) fell by £4 million to £498 million (2008: £502 million), reducing as a percentage of adjusted sales by 80 basis points. This performance is in line with our goal of holding the rate of growth in administration costs substantially below that of revenue growth and was achieved through a number of initiatives including lower travel, consultancy and IT costs.

The Easynet loss of £26 million is after (non exceptional) restructuring costs of £3 million and excludes £4 million of profit margin on host and video conferencing services provided to the Group that is eliminated on consolidation.

Earnings

Reported profit before tax for the year of £456 million (2008: £60 million) includes the Group's share of joint ventures of £19 million (2008: £15 million), a net interest charge of £185 million (2008: £130 million) and the ITV impairment charge of £191 million (2008: £616 million). Net interest excluding exceptional charges was £161 million (2008: £133 million), for more detail please refer to the "Exceptional Items" paragraph on page 12.

Taxation for the year was £197 million (2008: £187 million) and included the write-off of a deferred tax balance of £6 million, following the abolition of Industrial Building Allowances announced in the 2008 Finance Act. The full year adjusted effective tax rate was 29.5%.

Adjusted profit for the period was £451 million (2008: £439 million), generating an adjusted basic earnings per share of 25.9 pence (2008: 25.1 pence). Reported profit for the period was £259 million (2008: loss of £127 million), generating basic earnings per share of 14.9 pence (2008: loss of 7.3 pence).

The issued share capital at the start and end of the period was 1,753 million shares of 50 pence. Over the entire period the weighted average number of shares excluding those held by the Employee Share Ownership Plan for the settlement of employee share awards was 1,740 million.

Distributions to shareholders

The Directors propose an increase of 5% in the full year dividend to 17.6 pence, bringing cumulative growth in the dividend over the last three years to 44%.

The Directors continue to follow the stated policy of paying a progressive dividend with a payout ratio of around 40% of earnings over the medium term. The dividend in the current year is at a higher payout ratio of 68% of adjusted earnings, which reflects the impact of our investments in broadband, telephony and Sky+HD.

The ex-dividend date will be 21 October 2009 and, subject to shareholder approval at the Annual General Meeting to be held on 23 October 2009, the final dividend of 10.1 pence will be paid on 13 November 2009 to shareholders appearing on the register at the close of business on 23 October 2009.

Cash Flow and Financial Position

The financial position of the Group has further improved during the period. The Group generated EBITDA of £1,104 million (2008: £970 million). Cash from operations was up 21% to £1,205 million (2008: £997 million) benefitting from a good performance in working capital with an inflow of £53m (2008: outflow of £9 million). Following net interest payments of £170 million, tax payments of £178 million, capital expenditure of £400 million and a £17 million net receipt from joint ventures, free cash flow was £474 million.

Total capital expenditure for the year was £400 million, of which £92 million was related to the construction of our new on-site production facility and £24 million related to the one-off purchase of a freehold for part of our existing site. Excluding these items capital expenditure fell by around £20 million to £284 million.

Strong cash flow generation during the year has reduced net debt by £107 million to £1,736 million (2008: £1,843 million). The combination of falling net debt and rising EBITDA over the past 12 months has reduced the Group's net debt to EBITDA ratio to 1.6x compared to 1.9x at 30 June 2008. Cash and cash equivalents and short term deposits were £901 million at 30 June 2009, of which £480 million has subsequently been used to redeem guaranteed notes maturing in July 2009. Following these repayments, the Group has no further bond redemptions until October 2015. On 19 June 2009, the Group entered into a £750 million forward starting credit facility available for drawing from 30 July 2010, when the Group's existing £1 billion facility expires. The new facility expires on 31 July 2012, and is syndicated across 11 banks. On 9 April 2009, Moody's upgraded Sky's credit rating for senior unsecured debt from Baa2 to Baa1, with a stable outlook. On 7 May 2009, Standard & Poor's upgraded the outlook on Sky's senior unsecured debt from stable to positive.

Exceptional Items

In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"), the Group's investment in ITV is carried at fair value, which is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007. The Group has continued to review the carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence. Therefore, there was no further impairment in our fourth quarter as, in line with IFRS, the subsequent increase in the fair value of the ITV investment was recorded in the available-for-sale reserve directly in shareholders' reserves.

Subscription revenue of £4,184 million includes £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009. Administration costs included a £3 million charge relating to the costs from the Group's claim against EDS during the period (2008: £21 million), which provided services to the Group as part of the Group's investment in CRM systems software and infrastructure.

Net interest included a charge of £24 million relating to remeasurement of all derivative financial instruments (not qualifying for hedge accounting) (2008: £3 million gain).

Taxation for the period included the write-off of a deferred tax balance of £6 million, following the abolition of Industrial Building Allowances announced in the 2008 Finance Act.

Regulation

Pay TV Review

In March 2007, Ofcom opened a market investigation into the pay TV sector, on which it has now published three public consultation documents. In its third consultation document, published on 26 June 2009, Ofcom stated that its concerns (that Sky has market power which permits it to limit distribution of certain sports and movie content on non-DTH platforms and to set wholesale prices for channels containing such content above a competitive level) should be addressed by an obligation on Sky to wholesale specific premium channels (HD and SD versions of Sky Sports 1, Sky Sports 2 and substantially all of the Sky Movies channels) on regulated terms. The obligation would not apply to Sky's own platforms or to arrangements for onward retailing to non-residential subscribers. The obligation would involve setting maximum wholesale prices and Ofcom is consulting on cuts to Sky's existing wholesale prices. The deadline for responding to this consultation is 18 September 2009. Sky continues to disagree with Ofcom's approach, analysis and conclusions. If, following consideration of responses to its consultation, Ofcom decides to implement its proposals, Sky will consider the available options including a full merits appeal.

ITV

Following the Competition Appeal Tribunal's dismissal of Sky's application for judicial review of the decisions of the Competition Commission and Secretary of State (SoS) requiring Sky to reduce its stake in ITV to below 7.5%, Sky was granted leave to appeal to the Court of Appeal, by the Court of Appeal itself. Virgin Media has also been granted leave to appeal and the appeals will be heard together at a hearing scheduled for October 2009.

On 2 January 2009 the Department for Business, Enterprise and Regulatory Reform (now the Department for Business, Innovation and Skills) opened a public consultation on draft undertakings implementing the divestment remedy required by the SoS' decision of 29 January 2008, the form of which the Group had previously agreed. No further announcement has been made since the consultation closed.

Enquiries:

Analysts/Investors:

Robert Kingston	Tel:	020 7705 3726
Francesca Pierce	Tel:	020 7705 3337

E-mail:  investor-relations@bskyb.com

Press:

Robert Fraser	Tel:	020 7705 3036
Bella Vuillermoz	Tel:	020 7800 2651

E-mail: corporate.communications@bskyb.com

There will be a presentation to analysts and investors at 09:30 a.m. (BST) today. Participants must register by contacting Yim Wong or Emily Dimmock on +44 20 7251 3801 or at  bskyb@finsbury.com . In addition, a live webcast of this presentation to UK/European analysts and investors will be available via  http://www.sky.com/investors  and subsequently available for replay.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST).  To register for this please contact Dana Johnston at Taylor Rafferty on +1 212 889 4350.  Alternatively you may register online at  http://invite.taylor-rafferty.com/_bskyb/cc .  A live webcast of this presentation will be available today on Sky's corporate website, which can be found at  www.sky.com/corporate .

An interview with Jeremy Darroch, CEO, and Andrew Griffith, CFO, in audio / video and transcript will be available from 7:00 a.m. BST today at  www.sky.com/corporate  and  www.cantos.com .

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group.  These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ , Sky+HD and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming costs, subscriber management and supply chain costs, administration and other costs, marketing expenditure, capital expenditure programmes, liquidity and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Management Report for the half year ended 31 December 2008. Copies of the Interim Management Report are available from the British Sky Broadcasting web page at  www.sky.com/corporate . All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 1 - Glossary

Useful definitions	Description
Adjusted earnings per share (EPS)	Adjusted profit for the period divided by the weighted average number of ordinary shares during the period.
Adjusted operating profit and margin	Operating profit excluding exceptional items. Adjusted operating margin is stated as a percentage of adjusted revenue.
Adjusted profit for the period	Profit for the period adjusted to remove remeasurement of all derivative financial instruments (not qualifying for hedge accounting), exceptional items and related tax effects
ARPU	Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.
Churn

The number of DTH customers over a given period that terminate their subscription in its entirety, net of former customers who reinstated their subscription in that period (where such reinstatement is within a 12 month period of the termination of their original subscription), expressed as an annualised percentage of total average subscribers for the period.

Customer	A subscriber to a DTH service.
DTH	Direct-to-home: the transmission of satellite services with a reception through a mini-dish.
EBITDA

Earnings before joint ventures, interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.

Free cash flow	The amount of cash generated by Sky after meeting obligations for interest and tax, after all capital expenditure and net cash flows relating to joint ventures and associates.
Gross margin	Revenue less programming expenses and variable network costs as a proportion of revenue.
Gross profit	Revenue less programming expenses and variable network costs.
HD	High Definition.
Multiroom	Installation of one or more additional set-top-boxes in the household of an existing DTH customer.
Net debt	Net debt is defined as borrowings, net of cash and cash-equivalents, short-term deposits and borrowings related financial instruments.
Product	Any service chosen by a Sky customer. These include DTH, Sky+, Multiroom, Sky+ HD, Sky Broadband and Sky Talk.
Sky Broadband and Talk	Residential Sky Broadband and Sky Talk customers. UK Online customers are excluded from quoted subscriber figures.
Sky+	Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder. This includes Sky+HD decoders.
Viewing share	Number of people viewing a channel as a percentage of total viewing audience.

Appendix 2: Consolidated financial statements

Consolidated Income Statement  for the year ended 30 June 2009

	Notes	2009 £m	2008 £m

Revenue	1	5,359	4,952
Operating expense	2	(4,546)	(4,228)
Operating profit		813	724

Share of results of joint ventures and associates	11	19	15
Investment income	3	35	47
Finance costs	3	(220)	(177)
Profit on disposal of joint venture	4	-	67
Impairment of available-for-sale investment	5	(191)	(616)
Profit before tax		456	60

Taxation	6	(197)	(187)
Profit (loss) for the year attributable to equity shareholders of the parent company		259	(127)

Earnings (loss) per share from profit (loss) for the year (in pence)
Basic	7	14.9p	(7.3p)
Diluted	7	14.8p	(7.3p)

Adjusted earnings per share from adjusted profit for the year (in pence)
Basic	7	25.9p	25.1p
Diluted	7	25.7p	25.0p

Consolidated Statement of Recognised Income and Expense  for the year ended 30 June 2009

		2009 £m	2008 £m

Profit (loss) for the year attributable to equity shareholders of the parent company		259	(127)

Net profit (loss) recognised directly in equity
Gain (loss) on available-for-sale investments	12	96	(192)
Gain on cash flow hedges		377	43
Tax on cash flow hedges		(105)	(13)
Exchange differences on translation of foreign operations		19	4
		387	(158)

Amounts reclassified and reported in the income statement
Cash flow hedges		(351)	2
Tax on cash flow hedges		98	-
Transfer to profit (loss) on impairment of available-for-sale investment		-	343

		(253)	345

Net profit recognised directly in equity		134	187

Total recognised income and expense for the year		393	60

Consolidated Income Statement  for the three months ended 30 June 2009

	2009 Three months ended 30 June £m (unaudited)	2008 Three months ended 30 June £m (unaudited)

Revenue	1,363	1,246
Operating expense	(1,172)	(1,026)

EBITDA	271	286
Depreciation and amortisation	(80)	(66)

Operating profit	191	220

Share of results of joint ventures and associates	4	3
Investment income	2	9
Finance costs	(80)	(50)
Impairment of available-for-sale investments	-	(142)
Profit before tax	117	40

Taxation	(27)	(49)
Profit (loss) for the quarter attributable to equity shareholders of the parent company	90	(9)

Earnings (loss) per share from profit (loss) for the quarter (in pence)
Basic	5.2p	(0.5p)
Diluted	5.1p	(0.5p)

Adjusted earnings per share from adjusted profit for the quarter (in pence)
Basic	6.7p	8.1p
Diluted	6.6p	8.1p

Consolidated Balance Sheet  as at 30 June 2009

	Notes	2009 £m	2008 £m

Non-current assets
Goodwill		852	852
Intangible assets	9	345	303
Property, plant and equipment	10	799	722
Investments in joint ventures and associates	11	135	114
Available-for-sale investments	12	261	338
Deferred tax assets	13	17	23
Trade and other receivables	15	21	19
Derivative financial assets		202	13
		2,632	2,384

Current assets
Inventories	14	386	310
Trade and other receivables	15	613	566
Short-term deposits		90	185
Cash and cash equivalents		811	632
Derivative financial assets		37	5
		1,937	1,698

Total assets		4,569	4,082

Current liabilities
Borrowings	18	465	338
Trade and other payables	16	1,492	1,294
Current tax liabilities		173	151
Provisions	17	18	27
Derivative financial liabilities		46	83
		2,194	1,893

Non-current liabilities
Borrowings	18	2,279	2,108
Trade and other payables	18	66	67
Provisions	17	12	22
Derivative financial liabilities		82	160
		2,439	2,357

Total liabilities		4,633	4,250

Share capital	19	876	876
Share premium	20	1,437	1,437
Reserves	20	(2,377)	(2,481)
Deficit attributable to equity shareholders of the parent company	20	(64)	(168)

Total liabilities and shareholders' deficit		4,569	4,082

These consolidated financial statements have been approved by the Board of Directors on 29 July 2009 and were signed on its behalf by:

Jeremy Darroch	Andrew Griffith
Chief Executive Officer	Chief Financial Officer

Consolidated Cash Flow Statement  for the year ended 30 June 2009

	2009 £m	2008 £m

Cash flows from operating activities
Cash generated from operations	1,205	997
Interest received	47	43
Taxation paid	(178)	(163)
Net cash from operating activities	1,074	877

Cash flows from investing activities
Dividends received from joint ventures and associates	20	11
Net funding to joint ventures and associates	(3)	(6)
Purchase of property, plant and equipment	(261)	(215)
Purchase of intangible assets	(139)	(124)
Purchase of available-for-sale investments	(19)	(6)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	-	(72)
Proceeds from the sale of subsidiaries	-	3
Proceeds from the disposal of property, plant and equipment	2	-
Decrease (increase) in short-term deposits	95	(170)
Net cash used in investing activities	(305)	(579)

Cash flows from financing activities
Proceeds from borrowings	398	383
Repayment of borrowings	(434)	(16)
Repayment of obligations under finance leases	-	(1)
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")	1	22
Purchase of own shares for ESOP	(40)	(45)
Interest paid	(217)	(165)
Dividends paid to shareholders	(298)	(280)
Net cash used in financing activities	(590)	(102)

Effect of foreign exchange rate movements	-	1

Net increase in cash and cash equivalents	179	197

Cash and cash equivalents at the beginning of the year	632	435

Cash and cash equivalents at the end of the year	811	632

Notes to the consolidated financial statements

The financial information set out in this preliminary announcement does not constitute statutory financial statements for the years ended 30 June 2009 or 2008, for the purpose of the Companies Act 2006, but is derived from those financial statements. Statutory financial statements for 2009, on which the Group's auditors have given an unqualified report which does not contain statements under s. 498(2) or (3) of the Companies Act 2006, will be filed with the Registrar of Companies prior to the Group's next annual general meeting. Statutory financial statements for 2008 have been filed with the Registrar of Companies. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) of the Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group's financial statements for the year ended 30 June 2008.

1. Revenue

	2009 £m	2008 £m

Retail subscription (i)	4,184	3,769
Wholesale subscription	206	181
Advertising	308	328
Sky Bet	48	44
Installation, hardware and service	235	276
Other	378	354
	5,359	4,952

(i) Included within retail subscription revenue for the year ended 30 June 2009 is £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009.

2. Operating expense

	2009 £m	2008 £m

Programming	1,750	1,713
Transmission, technology and networks	726	542
Marketing	907	743
Subscriber management and supply chain	662	700
Administration (i) (ii)	501	530
	4,546	4,228

(i) Included within administration for the year ended 30 June 2009 is £3 million (2008: £21 million) of expense relating to legal costs incurred on the Group's ongoing claim against EDS (the information and technology solutions provider).

(ii) Included within administration for the year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs. No further costs have been incurred during the year ended 30 June 2009.

3. Investment income and finance costs

	2009 £m	2008 £m

Investment income
Cash, cash equivalents and short-term deposits	30	25
Dividends receivable from available-for-sale investments	5	22
	35	47

	2009 £m	2008 £m

Finance costs
- Interest payable and similar charges
£1 billion Revolving Credit Facility ("RCF")	(3)	(6)
Guaranteed Notes	(186)	(167)
Finance lease interest	(7)	(7)
	(196)	(180)

- Other finance (expense) income
Remeasurement of borrowings and borrowings-related derivative financial instruments (i)	(21)	4
Remeasurement of programming-related derivative financial instruments (i)	(3)	(1)
Gain arising on derivatives in a designated fair value hedge accounting relationship	46	14
Loss arising on adjustment for hedged item in a designated fair value hedge accounting relationship	(46)	(14)
	(24)	3

	(220)	(177)

(i) Not qualifying for hedge accounting

4. Profit on disposal of joint venture

The Group made no disposals during the year ended 30 June 2009 and no profit or loss on disposal was realised. In the year ended 30 June 2008, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel's television operations outside of the United States of America). This was a non-cash transaction and realised a profit on disposal of £67 million.

5. Impairment of available-for-sale investment

The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above the impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV below the price of 20.0 pence as at 27 March 2009 will be recognised in the income statement at the relevant future balance sheet date. On 29 July 2009, the equity share price of ITV was 40.8 pence.

6. Taxation

Taxation recognised in the income statement

	2009 £m	2008 £m

Current tax expense
Current year	191	172
Adjustment in respect of prior years	10	7
Total current tax charge	201	179

Deferred tax expense
Origination and reversal of temporary differences	6	5
Adjustment in respect of prior years	(10)	3
Total deferred tax (credit) charge	(4)	8

Taxation	197	187

Taxation relates to a £190 million UK corporation tax charge (2008: £179 million) and a £7 million tax charge (2008: £8 million charge) in respect of the utilisation of previously recognised Luxembourg trading losses.

The tax expense for the year is higher (2008: higher) than the expense that would have been charged using the standard rate of corporation tax in the UK (28%) applied to profit before tax. The applicable enacted or substantially enacted rate of UK corporation tax for the year was 28% (2008: 29.5%).

7. Earnings per share

The weighted average number of shares for the year was:

	2009 Millions of shares	2008 Millions of shares

Ordinary shares	1,753	1,753
ESOP trust ordinary shares	(13)	(5)
Basic shares	1,740	1,748

Dilutive ordinary shares from share options	13	-
Diluted shares	1,753	1,748

The calculation of diluted earnings (loss) per share excludes 21 million share options (2008: 32 million), which could potentially dilute earnings per share in the future, but which have been excluded from the calculation of diluted earnings (loss) per share as they are anti-dilutive in the year.

Basic and diluted earnings (loss) per share are calculated by dividing the profit or loss for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

7. Earnings per share (continued)

	2009 £m	2008 £m

Reconciliation from profit (loss) for the year to adjusted profit for the year
Profit (loss) for the year	259	(127)
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	24	(3)
Recognition of deferred revenue (see note 1)	(36)	-
Deferred tax write off following change in legislation	6	-
Cost relating to restructuring exercise	-	7
Legal costs relating to claim against EDS (note 2)	3	21
Profit on disposal of joint venture (note 4)	-	(67)
Impairment of available-for-sale investment (note 5)	191	616
Tax effect of above items	4	(8)
Adjusted profit for the year	451	439

	2009 pence	2008 pence

Earnings (loss) per share from profit (loss) for the year
Basic	14.9	(7.3)
Diluted	14.8	(7.3)

Adjusted earnings per share from adjusted profit for the year
Basic	25.9	25.1
Diluted	25.7	25.0

The calculation of diluted adjusted earnings per share includes 13 million dilutive ordinary shares from share options (2008: 9 million) and excludes 21 million share options (2008: 15 million), which could potentially dilute earnings per share in the future.

8. Dividends

	2009 £m	2008 £m

Dividends declared and paid during the year
2007 Final dividend paid: 8.90p per ordinary share	-	156
2008 Interim dividend paid: 7.125p per ordinary share	-	124
2008 Final dividend paid: 9.625p per ordinary share	167	-
2009 Interim dividend paid: 7.50p per ordinary share	131	-
	298	280

The 2009 final dividend proposed is 10.10 pence per ordinary share being £176 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 30 June 2009.

9. Intangible assets

	Internally generated intangible assets £m	Software development (external) £m	Software licenses £m	Other intangible assets £m	Internally generated intangible assets not yet available for use £m	Other intangible assets not yet available for use £m	Total £m

Cost
At 1 July 2008	91	237	89	41	4	102	564
Foreign exchange movements	-	-	1	-	-	-	1
Other additions	34	20	19	35	13	39	160
Disposals	(5)	(5)	(8)	(5)	-	-	(23)
Transfers	4	50	-	1	-	(55)	-
At 30 June 2009	124	302	101	72	17	86	702

Amortisation
At 1 July 2008	35	160	54	12	-	-	261
Foreign exchange movements	-	-	1	-	-	-	1
Amortisation for the year	27	50	15	25	-	-	117
Impairments	1	-	-	-	-	-	1
Disposals	(5)	(5)	(8)	(5)	-	-	(23)
At 30 June 2009	58	205	62	32	-	-	357

Carrying amounts
At 1 July 2008	56	77	35	29	4	102	303
At 30 June 2009	66	97	39	40	17	86	345

During the year a review of the Group's intangible asset categories was undertaken. A decision was made to further improve the presentation of the Group's intangible assets by disaggregating "software development (external)" and "software licenses" from the "other intangible assets" category. The prior year comparatives have been re-presented accordingly.

10. Property, plant and equipment

	Land and freehold buildings £m	Leasehold improvements £m	Equipment, furniture and fittings £m	Assets not yet available for use £m	Total £m

Cost
At 1 July 2008	108	72	914	58	1,152
Foreign exchange movements	-	-	5	-	5
Other additions	25	5	85	136	251
Disposals	(5)	-	(74)	(2)	(81)
Transfers	-	-	1	(1)	-
At 30 June 2009	128	77	931	191	1,327

Depreciation
At 1 July 2008	20	22	388	-	430
Foreign exchange movements	-	-	3	-	3
Depreciation	4	7	154	-	165
Impairments	1	-	5	2	8
Disposals	(3)	-	(73)	(2)	(78)
At 30 June 2009	22	29	477	-	528

Carrying amounts
At 1 July 2008	88	50	526	58	722
At 30 June 2009	106	48	454	191	799

11. Investments in joint ventures and associates

The movement in joint ventures and associates during the year was as follows:

	2009 £m	2008 £m

Share of net assets:
- At 1 July	114	34
Acquisitions and disposals
- Disposal of joint venture	-	(15)
- Acquisition of associates	-	82

Movement in net assets
- Funding, net of repayments	3	6
- Dividends received	(20)	(11)
- Share of profits	19	15
- Exchange differences on translation of foreign joint ventures and associates	19	3

At 30 June	135	114

12. Available-for-sale investments

	2009 £m	2008 £m

Investment in ITV at cost	946	946
Unrealised gain on ITV investment	96	-
Impairment of ITV investment	(807)	(616)
Fair value of ITV investment	235	330
Other investments at cost	26	8
	261	338

On 17 November 2006, the Group acquired 696 million shares in ITV, at a price of 135 pence per share, representing 17.9% of the issued capital of ITV, for a total consideration of £946 million including fees and taxes. The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence.

Any disposal of the investment, assuming certain other factors remain consistent with those existing at the balance sheet date, would be exempt from tax under the provisions of the Substantial Shareholding Exemption (SSE). As such, the SSE provisions would prevent any capital loss arising for tax purposes.

The Group holds certain unquoted equity investments that are carried at cost less impairment. The fair value of these investments is not considered to differ significantly from the carrying value.

13. Deferred tax

Recognised deferred tax assets

	Fixed asset temporary differences £m	Tax losses £m	Short-term temporary differences £m	Share-based payments temporary differences £m	Financial instruments temporary differences £m	Total £m

At 1 July 2008	(9)	7	8	18	(1)	23
Credit (charge) to income	7	(5)	(2)	7	(3)	4
Charge to equity	-	-	-	(3)	(7)	(10)
At 30 June 2009	(2)	2	6	22	(11)	17

14. Inventories

	2009 £m	2008 £m

Television programme rights	274	219
Set-top boxes and related equipment	97	81
Other inventories	15	10
	386	310

15. Trade and other receivables

	2009 £m	2008 £m

Net trade receivables	179	195
Amounts receivable from joint ventures and associates	5	10
Amounts receivable from other related parties	-	6
Prepayments	221	149
Accrued income	116	105
VAT	52	51
Other	40	50
Current trade and other receivables	613	566
Non current prepayments	21	19
Total trade and other receivables	634	585

Included within current trade and other receivables is £54 million (2008: £36 million) which is due in more than one year.

16. Trade and other payables

	2009 £m	2008 £m

Trade payables	434	270
Amounts owed to joint ventures and associates	3	3
Amounts owed to other related parties	42	32
VAT	93	105
Accruals	586	534
Deferred income	269	289
Other	65	61
	1,492	1,294

17. Provisions

	At 1 July 2008 £m	Provided during the year £m	Utilised during the year £m	At 30 June 2009 £m

Current liabilities
Restructuring provision	6	-	(6)	-
Acquired and acquisition related provisions	14	8	(8)	14
Other provisions	7	1	(4)	4
	27	9	(18)	18

Non-current liabilities
Acquired and acquisition related provisions	8	-	(7)	1
Other provisions	14	-	(3)	11
	22	-	(10)	12

18. Borrowings and non-current other payables

	2009 £m	2008 £m

Current borrowings
Guaranteed Notes	463	301
Loan Notes	2	37
	465	338

Non-current borrowings
Guaranteed Notes	2,208	2,041
Obligations under finance leases	71	67
	2,279	2,108

Non-current other payables
Amounts owed to other related parties	5	-
Accruals	18	19
Deferred income	43	48
	66	67

19. Share capital

	2009 £m	2008 £m
Authorised ordinary shares of 50p
3,000,000,000 (2008: 3,000,000,000)	1,500	1,500

Allotted, called-up and fully paid
1,752,842,599 (2008: 1,752,842,599)	876	876

20. Reconciliation of shareholders' deficit

	Share capital £m	Share premium £m	ESOP reserve £m	Hedging reserve £m	Available -for-sale reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' deficit £m

At 1 July 2008	876	1,437	(37)	7	-	335	(2,786)	(168)

Recognition and transfer of cash flow hedges	-	-	-	26	-	-	-	26
Tax on items taken directly to equity	-	-	-	(7)	-	-	(3)	(10)
Revaluation of available-for-sale investment	-	-	-	-	96	-	-	96
Exchange differences on translation of foreign operations	-	-	-	-	-	19	3	22
Share-based payment	-	-	(36)	-	-	-	45	9
Profit for the year	-	-	-	-	-	-	259	259
Dividends	-	-	-	-	-	-	(298)	(298)

At 30 June 2009	876	1,437	(73)	26	96	354	(2,780)	(64)

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 30 July 2009                                                                                                       By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary